Exhibit 99.1

YAMANA GOLD AND AGNICO EAGLE COMPLETE ACQUISITION OF OSISKO MINING CORPORATION AND THE CANADIAN MALARTIC MINE

TORONTO, ONTARIO, June 16, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) and Agnico Eagle Mines Limited (TSX:AEM; NYSE:AEM) (“Agnico Eagle”) are pleased to announce today the completion of their previously announced court-approved plan of arrangement (the “Arrangement”) pursuant to which Yamana and Agnico Eagle have jointly acquired 100% of the issued and outstanding common shares of Osisko Mining Corporation (“Osisko”). Osisko’s common shares will be de-listed from the Toronto Stock Exchange (“TSX”) at the close of business today.

Yamana and Agnico Eagle now each own 50% of Osisko and have formed a joint committee to operate the Canadian Malartic mine in Quebec. The partners will also jointly explore and potentially develop the Kirkland Lake assets, and continue the exploration at the Hammond Reef, Pandora, and Wood-Pandora properties.

Each outstanding common share of Osisko was exchanged for:

•	C$2.09 in cash;

•	0.26471 of a Yamana common share;

•	0.07264 of an Agnico Eagle common share; and

•
0.1 of one common share of Osisko Gold Royalties Ltd., a newly formed company that has commenced trading on the Toronto Stock Exchange under the symbol “OR”. Pursuant to the Arrangement, the following assets of Osisko have been transferred to Osisko Gold Royalties Ltd.: (i) a 5% net smelter royalty ("NSR") on the Canadian Malartic mine; (ii) C$157 million cash; (iii) a 2% NSR on the Kirkland Lake assets, the Hammond Reef project, and certain other properties; (iv) all assets and liabilities of Osisko in its Guerrero camp; and (v) certain other investments and assets.

“The completion of our joint acquisition of Osisko and the Canadian Malartic mine adds another cornerstone asset to our portfolio that will contribute significantly to increased production and cash flow levels as we continue to balance top and bottom line growth,” said Peter Marrone, Chairman and Chief Executive Officer of Yamana.  “We look forward to establishing our presence in Canada as we work with Agnico to unlock additional value at Canadian Malartic and develop an exploration program for the Kirkland Lake assets.”

"With the acquisition of Osisko now complete, Agnico Eagle looks forward to working with Yamana to further optimize the Canadian Malartic mine and build on the solid operational performance achieved in May 2014,”  said Sean Boyd, President and Chief Executive Officer of Agnico Eagle.  “In addition, we are jointly reviewing the Kirkland Lake portfolio with the intent of designing an exploration program to expand and upgrade the current resource base to further enhance shareholder value," added Mr. Boyd.

Additional Information for Shareholders

Shareholders who have questions or who may need assistance with the completion of letters of transmittal are advised to contact our Information Agent, Laurel Hill Advisory Group at:

North American Toll Free:  1-877-452-7184

Banks, Brokers or collect calls:  416-304-2011

Email: assistance@laurelhill.com

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.